Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below have the same meaning as terms defined and included elsewhere in this Report on Form 20-F, if not defined in the Form 20-F, in the proxy statement/prospectus on Form F-4 (File No. 333-260312).

Introduction

The following unaudited pro forma condensed combined financial information is based on ADSE’s historical financial statements prepared in accordance with International Financial Reporting Standards as issued by the IASB (“IFRS”) and EUSG’s historical financial statements and gives effect to all of the Transactions contemplated by the Business Combination Agreement including the PIPE Financing (together, the “Transactions”). EUSG historically prepared its financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) with the U.S. dollar as its reporting currency. The unaudited pro forma condensed combined financial information gives effect to adjustments required to convert EUSG’s historical financial information to IFRS and its reporting currency to Euros.

ADSE and EUSG have different fiscal years. ADSE prepares its financial statements on the basis of a fiscal year ending on December 31. EUSG has selected October 31 as its fiscal year end and its most recent audited financial statements are as of and for the period ended November 16, 2020. The unaudited pro forma condensed combined financial information has been prepared utilizing period ends for ADSE and EUSG that differ by fewer than 93 days, as permitted by Article 11 of Regulation S-X. The following unaudited pro forma condensed combined statement of financial position as of June 30, 2021 combines the unaudited historical statement of financial position of EUSG as of April 30, 2021 with the unaudited historical statement of financial position of ADSE as of June 30, 2021, giving effect to the Transactions as if it had occurred on June 30, 2021. The following unaudited pro forma condensed combined statement of profit or loss for the six months ended June 30, 2021 combines the unaudited historical statement of profit or loss of ADSE for such period and the unaudited historical statement of profit or loss of EUSG for the period from November 10, 2020 (inception) to April 30, 2021, giving effect to the Transactions as if it had occurred on January 1, 2020. The following unaudited pro forma condensed combined statement of profit or loss for the twelve months ended December 31, 2020 combines the audited historical statement of profit or loss of ADSE for such period and the audited historical statement of profit or loss of EUSG for the period from November 10, 2020 (inception) to November 16, 2020, giving effect to the Transaction as if it had occurred on January 1, 2020.

This unaudited pro forma financial information has been presented for informational purposes only and is not necessarily indicative of what Parent’s actual financial position or results of operations would have been had the Transactions been completed as of the dates indicated. In addition, the unaudited pro forma financial information does not purport to project the future financial position or operating results of Parent. The unaudited pro forma adjustments are based on information currently available. The assumptions and estimates underlying the unaudited pro forma adjustments are described in the notes to the accompanying unaudited pro forma condensed combined financial information. Actual results may differ materially from the assumptions used to present the accompanying unaudited pro forma condensed combined financial information. Management of ADSE and EUSG have made significant estimates and assumptions in the determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The unaudited pro forma condensed combined financial information has been derived from and should be read together with:

●	ADSE’s audited financial statements and related notes as of and for the fiscal year ended December 31, 2020 prepared based on IFRS and included in the proxy statement/prospectus,

●	ADSE’s unaudited condensed interim financial statements and related notes as of and for the six months period ended June 30, 2021, prepared on the basis of IFRS applicable for interim financial reporting (IAS 34) and included in the proxy statement/prospectus,

●	EUSG’s audited financial statements and related notes as of November 16, 2020 and for the period from November 10, 2020 (inception) through November 16, 2020, prepared in accordance with U.S. GAAP and included in the proxy statement/prospectus,

●	EUSG’s unaudited condensed financial statements and notes as of April 30, 2021 and for the period from November 10, 2020 (inception) through April 30, 2021, prepared in accordance with U.S. GAAP and included in the proxy statement/prospectus,

●	the sections entitled “the Business Combination Agreement”, “ADSE’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “EUSG’s Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and

●	other financial information relating to ADSE and EUSG included elsewhere in the proxy statement/prospectus.

Description of the Transactions

On December 22, 2022 (the “Closing Date”), Parent closed the previously announced Business Combination pursuant to the Business Combination Agreement, dated August 10, 2021 by and among Parent, ADSE, EUSG and Merger Sub.

On the Closing Date, (i) EUSG merged with and into Parent’s wholly owned subsidiary Merger Sub (the “SPAC Merger”). The separate existence of EUSG ceased and Merger Sub continues as the surviving entity of the SPAC Merger and a wholly owned subsidiary of the Parent. In connection with the SPAC Merger, each EUSG ordinary share including Class A ordinary share and Class B ordinary share were automatically cancelled in exchange for a Parent Ordinary Share. Holders of Class A ordinary shares have the right to redeem all or a portion of their Class A ordinary shares and not exchange their Class A ordinary shares for Parent Ordinary Shares. (ii) each outstanding EUSG Public Warrant and Private Placement Warrant was converted into one Parent Public Warrant or Private Placement Warrant, respectively, on the same contractual terms. (iii) ADSE Shareholders, comprised of ADSH and Bosch, exchanged their equity interest in ADSE for an aggregate Cash Consideration of €20.0 million to Bosch and 24,683,333 Parent Ordinary Shares to ADSH and Bosch with their respective portions.

On August 10, 2021, concurrently with the execution of the Business Combination Agreement, EUSG entered into Subscription Agreements with certain PIPE Investors pursuant to which, among other things, the PIPE Investors have agreed to subscribe for and purchase, and EUSG has agreed to issue and sell to the PIPE Investors, 15,600,000 EUSG Class A ordinary shares one business day prior to the consummation of the Transactions in exchange for an aggregate purchase price of $156.0 million. Upon consummation of the SPAC Merger, each PIPE investor’s share in EUSG shall be exchanged for a Parent Ordinary Share. The PIPE Financing closed on December 21, 2021, one business day before the closing date of the Merger.

For more information about the Transactions, please see the section entitled “The Business Combination Proposal” in the proxy statement/prospectus. A copy of the Business Combination Agreement is attached to the proxy statement/prospectus as Annex A.

Initial Public Offering of EUSG

EUSG completed its IPO in January 2021, pursuant to which it issued and sold 14,375,000 units, including 1,875,000 units purchased by the underwriters pursuant to the over-allotment option one day after its IPO. Each unit consists of one share of EUSG common stock, par value $0.0001 per share, and one-half of one EUSG public warrant, with each whole warrant entitling the holder to purchase one share of EUSG common stock for $11.50 per share (“Public Warrant”). The units were sold at a price of $10.00 per unit, generating gross proceeds of $143,750,000.

Simultaneously with the closing of the IPO, EUSG completed the private sale of an aggregate of 4,000,000 EUSG warrants to the Sponsor at a purchase price of $1.00 per warrant (“Private Placement Warrants”), generating gross proceeds of $4,000,000. In connection with the underwriters’ full exercise of their over-allotment option, the Company also consummated the sale of an additional 375,000 Private Placement Warrants at $1.00 per warrant, generating total proceeds of $375,000.

The total of $143,750,000 from the net proceeds of the sale of the units in the IPO, the exercise of the over-allotment option by the underwriters and the sale of 4,375,000 Private Placement Warrants was placed into a trust account (the “Trust Account”).

Adjustments to reflect the completion of EUSG’s IPO and private sale of warrants have been presented in a separate column “EUSG IPO Adjustments” on the unaudited pro forma condensed combined statement of profit or loss for the twelve-month period ended December 31, 2020. As EUSG’s IPO and private sales of warrants have been directly included in EUSG’s historical financial information as of and for the period ended April 30, 2021 which have been used for the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 and unaudited pro forma condensed combined statement of profit or loss for the six-month period ended June 30, 2021, no extra adjustments were needed for the interim pro forma financial information.

Accounting for the Transactions

The Transactions are comprised of a series of transactions pursuant to the Business Combination Agreement, as described elsewhere in the proxy statement/prospectus. For accounting purposes, the Transactions effectuated three main steps:

1)	The exchange of shares held by ADSE’s Shareholders, which is accounted for as a capital reorganization.

2)	The merger of EUSG and Merger Sub, which is not within the scope of IFRS 3 Business Combinations since EUSG does not meet the definition of a business in accordance with IFRS 3, is accounted for within the scope of IFRS 2 Share-based Payment. Any excess of the fair value of Parent Ordinary Shares issued to EUSG shareholders over the fair value of EUSG’s identifiable net assets acquired represents compensation for services and is expensed as incurred. For purposes of the unaudited pro forma condensed combined financial information, it is assumed that the fair value of each individual Parent Ordinary Share issued to EUSG shareholders is equal to the fair value of each individual EUSG Public Share measured with the stock price of EUSG ($9.77 per share) at December 22, 2021 using USD to EUR exchange rate of 0.8849 on December 22, 2021. No goodwill or other intangible assets will be recorded by ADSE in connection with the Transactions.

3)	The Subscription Agreements related to the PIPE Financing, which were executed one day before the Business Combination closing date, and the exchange to Parent’s shares was executed concurrently with the first EUSG Merger, resulted in the issuance of Parent Ordinary Shares, leading to increases in subscribed capital and capital reserves.

Within the Transactions, ADSE has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:

●	ADSE’s shareholders have the largest voting rights in Parent with approximately 51% voting interest;

●	the board of directors of Parent initially has five members and has been selected unanimously by a nominating committee including two members from ADSE and two members from EUSG and chaired by ADSE’s current chief executive officer (“CEO”) on November 5, 2021 that took effect upon the consummation of the Transactions. One of the five members is ADSE’s current CEO and the remaining four members are independent third parties;

●	ADSE’s existing senior management team dominates the management of Parent with ADSE’s current CEO as the CEO of Parent;

●	ADSE represents the larger entity, in terms of revenues; and

●	the operations of Parent primarily represent operations of ADSE.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30, 2021

	June 30, 2021	April 30, 2021					June 30, 2021
Euros in thousands	ADSE Historical	EUSG Historical (restated)	Note	EUSG IFRS Adjustments	Note	EUSG Adjusted Historical	Pro Forma Adjustments	Note 5	Pro Forma Combined
Assets
Intangible assets	€15,725	€-		€-		€-			€15,725
Right-Of-Use Asset	2,293					-			2,293
Property, plant and equipment	2,104					-			2,104
Other receivables	17					-			17
Other investments	140					-			140
Deferred offering costs	-					-			-
Cash and marketable securities held in Trust Account	-	118,993				118,993	(118,993)	C	-
Non-current assets	20,279	118,993		-		118,993	(118,993)		20,279
Inventories	16,061					-			16,061
Trade and other receivables	2,050					-			2,050
Contract assets	1,241					-			1,241
Due from sponsor	-					-			-
Prepaid expenses	-	271				271			271
Cash and cash equivalents	-	622				622	(20,000)	A	105,472
							129,121	B
							118,993	C
							(78,674)	D
							(16,989)	H
							(26,165)	I
							(1,365)	I
							(72)	I
Current assets	19,352	893		-		893	104,850		125,095
Total assets	39,630	119,886		-		119,886	(14,143)		145,374
Equity
Subscribed capital	32	0.0	1)			0.0	(32.0)	A	4
							2.0	A
							1.3	B
							0.4	D
							0.3	E
Class B ordinary shares	-	0.3				0.3	(0.3)	E	-
Capital reserves	20,950	-	2)	(4,558)	4.2	(3,123)	(19,970)	A	214,374
				121	4.2		129,120	B
				1,314	4.3		38,897	D
							64,498	G
							(15,998)	H
Retained earnings	(29,571)	(1,422)	3)	(121)	4.2	310	1,422	D	(109,238)
				1,853	4.3		(64,498)	G
							(6,809)	H
							(10,092)	F
Result	(5,177)			951	4.2	(2,215)	260	H	(7,132)
	-			(3,166)	4.3
Equity attributable to owners of the company	(13,766)	(1,422)		(3,607)		(5,029)	116,802		98,007
Total equity	(13,766)	(1,422)		(3,607)		(5,029)	116,802		98,007
Liabilities
Class A ordinary shares subject to possible redemption	-	118,993	4)			118,993	(118,993)	D	-
Lease Liabilities	1,824					-			1,824
Other payables	26,291					-	(26,165)	I	126
Warrant liability	-	2,209		3,607	4.2	5,816	10,092	F	15,908
Other provisions	2,006					-			2,006
Deferred tax liabilities	1,446					-			1,446
Non-current liabilities	31,566	121,202		3,607		124,809	(135,066)		21,309
Lease Liabilities	540					-			540
Loans and borrowings	4,730					-			4,730
Trade and other payables	12,496	106	5)			106	5,558	H	16,723
							(1,365)	I
							(72)	I
Contract liabilities	2,034					-			2,034
Other provisions	2,030					-			2,030
Current liabilities	21,830	106		-		106	4,121		26,057
Total liabilities	53,397	121,308		3,607		124,915	(130,945)		47,366
Total equity and liabilities	39,630	119,886		-		119,886	(14,143)		145,374

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

1)	Subscribed capital includes Class A ordinary shares of EUSG.
2)	Amount presented as Additional paid-in capital in EUSG’s historical financial statements.
3)	Amount presented as Accumulated deficit in EUSG’s historical financial statements.
4)	Amount presented as Commitments and Contingencies in EUSG’s historical financial statements.
5)	Amount presented as Accrued expenses and Accrued offering costs in EUSG’s historical financial statements.

See Note 5 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE TWELVE-MONTH PERIOD ENDED DECEMBER 31, 2020

	Jan 1, 2020 - Dec 31, 2020	November 10, 2020 - November 16, 2020							January 1, 2020 - December 31, 2020
Euros in thousands, except of share and per share data	ADSE Historical	EUSG Historical	Note	EUSG IPO Adjustments	Note	EUSG IFRS Adjustments	Note	EUSG Adjusted Historical	Pro Forma Adjustments	Note 5	Pro Forma Combined
Continuing Operations
Revenue	€47,370	€-		€-		€-		€-	€-		€47,370
Cost of sales	(45,548)							-			(45,548)
Gross profit	1,822	-		-		-		-			1,822
Research and development expenses	(749)							-			(749)
Selling and general administrative expenses	(7,570)	(4)	6)					(4)	(64,498)	CC	(72,072)
Impairment losses on trade receivables and contract assets	(9)							-			(9)
Other expenses	(2,224)							-	(18,826)	BB	(21,050)
Other income	541							-			541
Operating result	(8,190)	(4)		-		-		(4)	(83,324)		(91,518)
Finance income	-							-			-
Finance expenses	(2,135)			(20)	aa)	(121)	4.2	(141)	(10,092)	AA	(12,368)
Net finance costs	(2,135)	-		(20)		(121)		(141)	(10,092)		(12,368)
Result before tax	(10,325)	(4)		(20)		(121)		(145)	(93,416)		(103,886)
Income tax benefits / (expenses)	45							-			45
Result from continuing operations	(10,280)	(4)		(20)		(121)		(145)	(93,416)		(103,841)
Result for the period	(10,280)	(4)		(20)		(121)		(145)	(93,416)		(103,841)
Other comprehensive income for the period, net of tax	-							-			-
Total comprehensive income for the period	(10,280)	(4)		(20)		(121)		(145)	(93,416)		(103,841)
Result attributable to:
Owners of the Company	(10,280)	(4)		(20)		(121)		(145)	(93,416)		(103,841)
Total comprehensive income attributable to:
Owners of the Company	(10,280)	(4)		(20)		(121)		(145)	(93,416)		(103,841)
Weighted average shares outstanding - basic and diluted	-	-						-			48,807,898
Net loss per share - basic and diluted	-	-						-			(2.13)

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

6)	Amount presented as Formation and operational costs in EUSG’s historical financial statements.

See Note 5 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Financial Information.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS
FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2021

	January 1, 2021 - June 30, 2021	November 10, 2020 - April 30, 2021					January 1, 2021 - June 30, 2021
Euros in thousands, except of share and per share data	ADSE Historical	EUSG Historical	Note	EUSG IFRS Adjustments	Note	EUSG Adjusted Historical	Pro Forma Adjustments	Note 5	Pro Forma Combined
Continuing Operations
Revenue	€20,947	€-		€-		€-	€-		€20,947
Cost of sales	(19,433)	-		-		-	-		(19,433)
Gross result	1,514	-		-		-	-		1,514
Research and development expenses	(1,583)	-		-		-	-		(1,583)
Selling and general administrative expenses	(4,083)	(177)	7)	-		(177)	-		(4,260)
Impairment losses on trade receivables and contract assets	-	-		-		-	-		-
Other expenses	(467)	-		-		-	260	BB	(207)
Other income	549	-		-		-			549
Operating result	(4,069)	(177)		-		(177)	260		(3,986)
Finance income	-	629	8)	951	4.2	1,580	(11)	DD	1,569
Finance expenses	(1,108)	(19)	9)	(3,166)	4.3	(3,185)			(4,293)
Net finance costs	(1,108)	610		(2,215)		(1,605)	(11)		(2,725)
Result before tax	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Income tax benefits / (expenses)	-	-		-		-	-		-
Result from continuing operations	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Result for the period	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Other comprehensive income for the period, net of tax	-	-		-		-	-		-
Total comprehensive income for the period	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Result attributable to:						-			-
Owners of the Company	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Total comprehensive income attributable to:						-			-
Owners of the Company	(5,177)	433		(2,215)		(1,783)	249		(6,711)
Weighted average shares outstanding - basic and diluted							-		48,807,898
Net loss per share - basic and diluted							-		(0.14)

Due to rounding, the sum of the numbers presented in the table above might not precisely equal the totals we provide.

7)	Presented as Formation and operational costs in EUSG’s historical financial statements.
8)	Presented as Change in fair value of warrant liability and Interest earned on marketable securities held in Trust Account under Other income (expense) in EUSG’s historical financial statements.
9)	Presented as Transaction costs allocable to warrant liability under Other income (expense) in EUSG’s historical financial statements.

See Note 5 for descriptions of the adjustments to the Unaudited Pro Forma Condensed Combined Financial Information.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1. Basis of preparation

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Transactions and has been prepared for informational purposes only.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business”. Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). Management has elected only to present Transaction Accounting Adjustments. The adjustments presented in the unaudited pro forma condensed combined financial information are based on currently available information and certain information that management of ADSE and EUSG believe are reasonable under the circumstances. The unaudited condensed pro forma adjustments may be revised as additional information becomes available.

The unaudited pro forma condensed combined financial information does not necessarily reflect what Parent’s financial condition or results of operations would have been had the Transactions occurred on the dates indicated. They also may not be useful in predicting the future financial condition and results of operations of Parent. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors, including those discussed in the section entitled “Risk Factors” in the proxy statement/prospectus. The unaudited pro forma condensed combined statement of financial position as of June 30, 2021, assumes that the Transactions were consummated on June 30, 2021. The unaudited pro forma condensed combined statements of profit or loss for the twelve-month period ended December 31, 2020 and the six-month period ended June 30, 2021 assumes that the Transactions were consummated on January 1, 2020.

The unaudited pro forma condensed combined financial information is presented in Euro (€). Amounts are stated in € thousands (€ thousand) except if otherwise stated. The figures presented in the tables of the unaudited pro forma condensed combined financial information were rounded according to established commercial principles. Additions of the figures can thus lead to amounts that deviate from those shown in the tables.

ADSE and EUSG did not have any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the two companies.

2. EUSG Class A Ordinary Shares Redemption

Pursuant to EUSG’s existing charter, EUSG’s public shareholders were offered the opportunity to redeem, upon the consummation of the Business Combination, EUSG Class A ordinary shares held by them for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account. Notice of redemption by EUSG public shareholders was due by December 17, 2021, under which redemption notices for 9,504,185 Class A ordinary shares were received. The unaudited pro forma condensed combined financial statements reflect the redemptions of 9,504,185 shares of EUSG Class A ordinary shares at a redemption price of approximately $10.00 per share.

The following table summarizes the number of Parent Ordinary Shares outstanding at the Closing Date:

	Reflecting Actual Redemptions of 9,504,185 Class A ordinary shares
	Ownership in shares	Equity and voting interest %
ADSE Shareholders	24,683,333	51%
EUSG public shareholders*	4,930,815	10%
EUSG initial shareholders	3,593,750	7%
PIPE Investors	15,600,000	32%
	48,807,898	100%

*	including 60,000 Class A ordinary shares (the “Representative Shares”) EUSG issued to EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in EUSG’s IPO, as an offering cost

3. Foreign Currency Alignment

The historical financial statements of EUSG are presented in U.S. dollars. The historical financial information was translated from U.S. dollars to Euros and the pro forma adjustments including EUSG IPO adjustments and EUSG IFRS adjustments are presented in Euros using the following historical exchange rates, except specially mentioned in this section:

Euros per U.S. Dollar
Average exchange rate for 7 days period from November 10, 2020 to November 16, 2020	0.8473
Average exchange rate for the period from November 10, 2020 to April 30, 2021	0.8310
Period end exchange rate as of April 30, 2021	0.8277

4. Accounting policy conformity changes

4.1 Presentation alignment

The historical financial information of EUSG was prepared in accordance with U.S. GAAP. As EUSG’s historical financial information is presented in accordance with the presentation of ADSE’s historical financial information, certain reclassifications of EUSG’s historical financial information are required, which are disclosed on the unaudited condensed combined statement of financial position and statements of profit or loss.

4.2 IFRS conversion adjustment for Public Warrants

One adjustment to adjust EUSG’s Public Warrants from equity classified financial instruments to liability classified financial instruments was required to convert EUSG’s historical financial information from U.S. GAAP to IFRS or to align EUSG’s accounting policies to those applied by ADSE. This adjustment was made due to Public Warrants not satisfying the fixed-for-fixed criteria for classifying as equity instruments in accordance with IAS 32 and was disclosed as EUSG IFRS Adjustment on the unaudited condensed combined statement of financial position. The Public Warrants were initially measured at a fair value of €4,558 thousand ($5,534 thousand) (€0.63 ($0.77) per warrant using the binomial lattice model incorporating the Cox-Ross-Rubenstein methodology. EUSG’s IPO Transaction costs of €121 thousand ($147 thousand) that was allocable to Public Warrants based on the relative fair values of Public Shares and Public Warrants on the issuance date was reclassified from equity to expense and was disclosed as EUSG IFRS Adjustment on the unaudited condensed combined statement of financial position and statement of profit or loss. The liability classified financial instruments are subject to remeasurement at each balance sheet date until exercised, and any changes in fair value is recognized in EUSG’s statement of profit or loss. As of April 30, 2021, Public Warrants were remeasured at a fair value of €3,607 thousand ($4,384 thousand) (€0.50 ($0.61) per warrant using the market price and exchange rate on the date) and change of fair value in the amount of €951 thousand ($1,148 thousand) was recognized in EUSG’s statement of profit or loss.

4.3 IFRS conversion adjustment for redeemable Class A Shares

This adjustment is made in order to reclassify the “accretion for Class A ordinary shares to redemption amount” in the amount of €3,166 thousand ($3,825 thousand) initially recorded in equity ($1,587 thousand in additional paid-in capital and $2,238 thousand in accumulated deficit) in EUSG’s historical financial statements as of April 30, 2021 to profit or loss to convert EUSG’s historical financial information from U.S. GAAP to IFRS. Due to the redemption rights, under IFRS EUSG’s redeemable Class A ordinary shares are classified as financial liabilities in accordance with IAS 32 and measured at the present value of the redemption, which have been presented in liabilities included in the presentation alignment described under 4.1 above. The redeemable Class A ordinary shares are subsequently measured at amortized cost applying the effective interest method. The accretion of interest as well as the impact of changes in estimated contractual cashflows are recognized in profit or loss as income or expense in accordance with IFRS 9.

5. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The pro forma adjustments are based on preliminary estimates and assumptions that are subject to change.

Adjustments to the unaudited pro forma condensed combined statement of financial position

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of financial position:

Pro forma Transactions Accounting Adjustments — the Transactions

A.	To reflect the adjustments to subscribed capital and capital reserves after the contribution of ADSE’s shares outstanding to Parent in exchange for 24,683,333 Parent Ordinary Shares as of Closing and cash consideration of €20.0 million to one of ADSE’s shareholders, resulting in a total subscribed capital of €2 thousand and a decrease in capital reserves of €19,970 thousand, respectively. ADSE’s historical subscribed capital of €32 thousand is eliminated.

B.	To reflect proceeds from the PIPE Financing, increasing cash and cash equivalents by €129,121 thousand ($156.0 million), with corresponding increases to subscribed capital and capital reserves of €1 thousand and €129,120 thousand, respectively.

C.	To reclassify cash and marketable securities held in the EUSG Trust Account of €118,993 thousand to Cash that becomes available upon closing of the Transactions.

D.	To reflect (i) the exchange of 14,375,000 shares of EUSG Class A ordinary shares subject to redemption and 60,000 shares of EUSG Class A ordinary shares for an aggregate of 14,435,000 Parent Ordinary Shares, (ii) the reclassification of €118,993 thousand carrying amount of EUSG Class A Ordinary Shares subject to redemption (liability) and €5 carrying amount of EUSG Class A ordinary shares to Parent subscribed capital and capital reserves, (iii) the elimination of the historical accumulated deficit of EUSG of €1,422 thousand.

At the same time to record the redemptions of 9,504,185 EUSG Class A ordinary shares from EUSG public shareholders exercise their redemption rights, resulting in reductions of subscribed capital of €1 thousand, capital reserves of €78,673 thousand and cash of €78,674 thousand.

The total effect of this pro forma adjustment resulted in increases in subscribed capital of €0.4 thousand, capital reserves of €38,897 thousand and retained earnings of €1,422 thousand and decreases of Class A ordinary shares subject to possible redemption of €118,993 thousand and cash and cash equivalents of €78,674 thousand.

E.	To reflect the contribution of EUSG Class B ordinary shares to Parent and the issuance of Parent Ordinary Shares in exchange.

F.	The warrants issued in connection with EUSG’s IPO (Public Warrants) and issued in the private placement (Private Placement Warrants) are considered as part of EUSG’s net assets acquired by ADSE in the Transactions. This adjustment is to adjust EUSG Public Warrants and Private Placement Warrants’ fair value to the most recent date based on the available information. The fair value of Public Warrants was remeasured at a fair value of €1.24 ($1.40) using the market price on December 22, 2021 and USD to EUR exchange rate of 0.8849 on December 22, 2021. The fair value of the Private Placement Warrants was remeasured at a fair value of €1.60 ($1.85) using the available information prepared for EUSG’s annual financial statements and related notes as of October 31, 2021 and for the year ended October 31, 2021 and USD to EUR exchange rate of 0.8637 on November 1, 2021 (October 31, 2021 was a Sunday). The fair value of Private Placement Warrants was calculated using a Black-Scholes Option Pricing Model.

G.	To record the fair value of share consideration of €73.7 million and €64.5 million excess of the fair value of the shares issued by Parent to EUSG shareholders over the fair value of EUSG net assets acquired in the Transactions. The fair value of EUSG’s net assets was calculated using EUSG’s adjusted historical total equity balance, adjusted by pro forma adjustment D for reclassifying the Class A shares from liabilities to equity as of Closing after redemptions and pro forma adjustment F to reflect warrants fair value to the most recent date using the available information, as described above, and pro forma adjustment H (i) estimated transaction costs incurred by EUSG from April 30, 2021 to as of Closing. The number of shares used in the consideration fair value is the number of shares deemed to have been issued to EUSG by ADSE as of Closing, which equals to the total number of shares of EUSG’s Class A ordinary shares after redemptions and Class B ordinary shares, which have been exchanged to Parent Public Shares on the Closing Date. The share price used in the consideration fair value was determined using the share price of EUSG’s Public Shares on December 22, 2021 of €8.65 ($9.77) and USD to EUR exchange rate of 0.8849 on December 22, 2021.

The detail calculations of the above amounts are as follows (amounts in thousands, except per share amounts):

	Per Share Value	Shares	Fair Value
	(Euros in thousands, except of share and per share data)
Class A	€8.65	14,435,000	€124,797
Class B	€8.65	3,593,750	31,070
Redemptions	€8.65	(9,504,185)	(82,168)
Fair value of consideration		8,524,565	73,699
Fair value of EUSG’s net assets			9,201
Excess of fair value of consideration over fair value of EUSG’s net assets			64,498

The asset and liability balances used in the calculation for EUSG’s net assets in the above table are as follows:

(Euros in thousands)	EUSG Adjusted Historical	Pro forma adjustments	Note	Pro forma adjusted balance
Assets
Cash and marketable securities held in Trust Account	118,993	(118,993)	C	—
Prepaid expenses	271	—		271
Cash and cash equivalents	622	118,993	C	25,785
		(78,674)	D
		(15,156)	H (i)
Total assets	119,886	(93,830)		26,056
Liabilities
Class A ordinary shares subject to possible redemption	118,993	(118,993)	D	—
Warrant liability	5,816	10,092	F	15,908
Trade and other payables	106	841	H (i)	947
Total liabilities	124,915	(108,060)		16,855
EUSG’s net assets	(5,029)	14,230		9,201

H.	To reflect the total transaction costs incurred by ADSE and EUSG of approximately €22.8 million ($27.1 million converted using USD to EUR exchange rate of 0.8415 as of June 30, 2021) in connection with the Transactions, out of which

(i)	€12.0 million transaction costs, comprised primarily of EUSG’s IPO deferred underwriting fee, legal, tax, printing and advisor fees, were paid by EUSG and recorded in EUSG’s statement of profit or loss subsequent to April 30, 2021 and will be reclassified to capital reserves on the unaudited pro forma condensed combined statement of financial position, together with equity issuance costs (namely, costs directly attributable to the PIPE Financing) of €4.0 million directly offset to capital reserves. €15.2 million out of the €16.0 million transaction costs incurred by EUSG was paid at the Closing and €842 thousand will be paid subsequently within one year in 2022 after the Closing Date, resulting in a decrease in cash and cash equivalents of €15.2 million and an increase in trade and other payables of $842 thousand. And

(ii)	€6.8 million transaction costs, comprised primarily of legal, tax, advisory, accounting and audit fees, of which €2.1 million were paid by ADSE before and on the Closing Date and €4.7 million is deferred and reflected in trade and other payables on the unaudited pro forma condensed combined statement of financial position. The total €6.8 million is accounted for as an expense through retained earnings, out of which €260 thousand has been recorded in ADSE’s historical financial statements as of and for the six months period ended June 30, 2021, €6,549 was reflected in the unaudited pro forma condensed combined statement of financial position as of June 30, 2021 and the total €6.8 million was reflected in the unaudited pro forma condensed statement of profit or loss for the year ended December 31, 2020 as discussed in (BB) below.

In total this pro forma adjustment resulted in decreases in cash and cash equivalents of €17.0 million, capital reserves of €16.0 million and retained earnings of €6.8 million and an increase in trade and other payables of €5.5 million.

I.	To reflect the settlement of ADSE’s shareholder loans in the amount of approximately €26,237 thousand as of June 30, 2021 with €26,165 thousand historically recognized in “Other payables” within non-current liabilities and €72 thousand historically recognized in “Trade and other payables” within current liabilities in the historical statement of financial position of ADSE. In addition, this adjustment includes the settlement of a liability of €1,365 thousand as of June 30, 2021 historically recognized in “Trade and other payables” within current liabilities in the historical statement of financial position of ADSE which has been subsequently converted to shareholder loan in the course of additional funding from one of ADSE Shareholders.

Adjustments to the unaudited condensed combined statement of profit or loss

The following adjustments have been reflected in the unaudited pro forma condensed combined statement of profit or loss:

Pro forma Transactions Accounting Adjustments — Initial Public Offering of EUSG

aa)	To reflect the transaction costs allocable to warrant liability related to EUSG’s private sales of warrants in EUSG’s statement of profit or loss for the period from November 10, 2020 to November 16, 2020 which has been used for the unaudited pro forma condensed combined statement of profit or loss for the twelve months ended December 31, 2020.

Pro forma Transactions Accounting Adjustments — the Transactions

AA.	To reflect the change in fair value of 7,187,500 Public Warrants and 4,375,000 Private Warrants to the most recent date based on available information.

The fair value of EUSG Public Warrants was remeasured using the market price of EUSG’s Public Shares on December 22, 2021, resulting in a fair value increase of €5,297 thousand compared to their fair value as of April 30, 2021 included in EUSG’s adjusted historical statement of financial position as an IFRS adjustment. The fair value of EUSG Private Warrants was remeasured using the available information prepared for EUSG’s annual financial statements as of October 31, 2021, resulting in a fair value increase of €4,795 thousand compared to their fair value as of April 30, 2021 included in EUSG’s historical statement of financial position.

In total this pro forma adjustment resulted in an increase in finance expenses of €10,092 thousand in the twelve months unaudited pro forma condensed combined statement of profit or loss as of December 31, 2020. As this pro forma adjustment is presented only for the purpose of pro forma adjustments G and CC, it will not be repeated in the six months unaudited pro forma condensed combined statement of profit or loss as of June 30, 2021, but the fair value change of EUSG’s Public Warrants and Private Placement Warrants will have continuing impact on the Parent’s consolidated statement of profit or loss after the closing of the Transactions until exercised.

BB.	To reflect the transaction costs of approximately €18.8 million (for simplification both the amounts incurred by EUSG and ADSE as of Closing Date were converted using USD to EUR exchange rate of 0.8415 as of June 30, 2021) in connection with the Transactions incurred by ADSE and EUSG. €260 thousand has been recorded in ADSE’s historical financial statements as of and for the six months period ended June 30, 2021. As the unaudited pro forma condensed combined statements of profit or loss was prepared with the assumption that the Transactions occurred on January 1, 2020, this €260 thousand has been adjusted from the six months unaudited pro forma condensed combined statement of profit or loss as of June 30, 2021 to the twelve months unaudited pro forma condensed combined statement of profit or loss as of December 31, 2020. These costs will not affect Parent’s consolidated statement of profit or loss beyond 12 months after the closing of the Transactions.

CC.	To reflect the excess of the fair value of shares issued by Parent to EUSG shareholders over the fair value of EUSG’s identifiable net assets acquired in the Transactions recognized in selling and administrative expenses in the amount of €64.5 million. This expense will not affect Parent’s consolidated statement of profit or loss beyond 12 months after the closing of the Transactions.

DD.	To reflect the elimination of the interest income earned on EUSG’s investments held in Trust account of €11 thousand. This adjustment only applies to the unaudited pro forma condensed combined statement of profit or loss for the six-month period ended June 30, 2021.

6. Net loss per share

The pro forma basic and diluted net loss per share amounts presented in the unaudited pro forma condensed combined statement of profit or loss are based upon the number of the Parent Ordinary Shares outstanding as of June 30, 2021 and December 31, 2020, assuming the Transactions occurred on January 1, 2020, respectively. As the unaudited pro forma condensed combined statements of profit or loss are in a loss position, anti-dilutive instruments are excluded in the calculation of diluted weighted average number of ordinary shares outstanding, including 7,187,500 Public Warrants and 4,375,000 Private Placement Warrants to acquire Parent Ordinary Shares, which are held by former holders of EUSG Public Warrants and Private Placement Warrants, respectively.

As the Transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average Parent Ordinary Shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented.

Euros in thousands, except of share and per share data	Reflecting Actual Redemptions
Pro forma weighted average number of Parent Ordinary Shares outstanding
Parent Ordinary Shares issued to ADSE Shareholders	24,683,333
Parent Ordinary Shares issued to EUSG Class A and Class B shareholders	8,524,565
Parent Ordinary Shares issued to PIPE Investors	15,600,000
Pro forma weighted average number of Parent Ordinary Shares outstanding – basic and diluted	48,807,898

Six months ended June 30, 2021
Pro forma net loss attributable to equityholders of the Parent	€(6,711)
Pro forma net loss per share – basic and diluted	€(0.14)

Year ended December 31, 2020
Pro forma net loss attributable to equityholders of the Parent	€(103,841)
Pro forma net loss per share – basic and diluted	€(2.13)